Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business Editors:
           Northcore schedules Q1 2009 financial results

           TORONTO, May 6 /CNW/ - Northcore Technologies Inc. (TSX: NTI;
OTCBB:NTLNF), a global provider of asset management technology solutions, announced today that it is scheduled to release its financial results for the first quarter ended Mach 31, 2009 on Wednesday, May 13 following the close of the markets. The Company will hold a conference call at 10:00 a.m. (Eastern)
on Thursday, May 14 to discuss its financial results and review operational activities. Investors and followers of Northcore are invited to listen to the call live over the Internet on the Company's website at
www.northcore.com/events.html.

           <<
           About Northcore Technologies Inc.
           ---------------------------------
           >>
           Northcore Technologies provides software solutions and services that help organizations source, manage and sell their capital equipment and assets.
Northcore works with a growing number of customers and partners in a variety of sectors including financial services, oil and gas and government.
           Northcore owns a 50 percent interest in GE Asset Manager, a joint business venture with GE.

           This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's ("the Company") results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the
Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

           %SEDAR: 00019461E          %CIK: 0001079171

           /For further information: Northcore Technologies Inc., Investor
Relations, Tel: (416) 640-0400 ext. 273, Fax: (416) 640-0412, E-mail:
InvestorRelations(at)northcore.com/
           (NTI. NTLNF)

CO:  Northcore Technologies Inc.

CNW 17:38e 06-MAY-09